UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey  07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	4

Notes to Financial Statements as of and for the Years Ended December 31, 2008 and 2007	5 - 13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	14

SIGNATURES	15

EXHIBIT INDEX	16

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

23.2 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustee and Participants of
New Jersey Resources Corporation
Employees’ Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended in the conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when consideration in relation to the basic financial statements taken as a whole.

/s/Parente Randolph, LLC

Morristown, New Jersey
June 29, 2009

REPORT OF INDEDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New Jersey Resources Corporation
Employees’ Retirement Savings Plan
Wall, NJ 07719:

We have audited the accompanying statement of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2007 as well as the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a text basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended in the conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when consideration in relation to the basic financial statements taken as a whole.

/s/Lazar Levine & Felix LLP

Morristown, New Jersey
June 12, 2008

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at Fair Value:
Cash	$ 101,732	$ 329,144

Participant directed investments:
Galliard Managed Income Fund (Wells Fargo)	14,724,364	—
Wells Fargo Advantage Small Cap Growth Fund	1,038,327	—
Pimco Total Return Fund	2,785,447	—
Union Bond and Trust Stable Value Fund	—	12,390,983
Wachovia Diversified Bond Group Trust	—	2,662,823
Fidelity Puritan Fund	5,178,259	5,535,436
Harbor Capital Appreciation Fund	871,704	1,457,070
Wachovia Enhanced Stock Market Fund	5,598,653	8,969,615
Vanguard Windsor II Fund	4,914,627	7,773,545
T Rowe Price Small Cap Value Fund	1,736,960	2,670,914
Franklin Small Cap Growth Fund II	—	1,886,733
American Funds Capital World Growth and Income Fund	3,465,561	6,422,200
Dodge & Cox International Stock Fund	2,500,591	4,887,793
NJR Common Stock 401(k) Fund	8,304,411	5,788,036
Total Participant-directed investments	51,118,904	60,445,148

Non-participant-directed investments:
NJR Common Stock ESOP	27,645,612	24,808,290
Galliard Managed Income Fund (Wells Fargo)	168,828	—
Union Bond and Trust Stable Value Fund	—	109,695
Fidelity Puritan Fund	16,882	23,863
Total Non-participant-directed investments	27,831,322	24,941,848

Participant Loans	2,653,492	2,500,909
Total investments	81,705,450	88,217,049

Receivables:
Employer contributions	66,969	52,371
Total receivables	66,969	52,371

Total assets	81,772,419	88,269,420

LIABILITIES:
Payables for securities purchased	101,732	329,144
Total liabilities	101,732	329,144

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	81,670,687	87,940,276

Adjustments from fair value to contract value:
Galliard Managed Income Fund (Wells Fargo)	1,030,423	—
Gartmore Morley Stable Value Fund	—	100,994

NET ASSETS AVAILABLE FOR BENEFITS	$82,701,110	$88,041,270

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REDUCTIONS/ADDITIONS:
Investment (loss) income:
Interest	$ 210,035	$ 189,212
Dividends	2,019,658	4,103,818
Net (depreciation) appreciation in value of investments	(9,963,690))	907,392
Net investment (loss) income	(7,733,997))	5,200,422
Contributions:
Employer contributions	1,401,564	1,308,008
Employee contributions	4,518,350	4,268,418
Employee rollover contributions	148,954	379,563
Total contributions	6,068,868	5,955,989
Total additions	(1,665,129))	11,156,411

DEDUCTIONS:
Benefits paid to participants	3,552,613	4,019,585
Administrative expenses	122,418	207,905
Total deductions	3,675,031	4,227,490

(DECREASE) INCREASE IN NET ASSETS	(5,340,160))	6,928,921

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	88,041,270	81,112,349

END OF YEAR	$82,701,110	$88,041,270

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.      PLAN DESCRIPTION

New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation’s (the Company or NJR) Board of Directors and administers the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan.

The Plan contains a savings component and an employee stock ownership plan component, as described below.

Savings Component

General - The Savings component provides for deferred pre-tax contributions, after-tax contributions and employer matching contributions.

All employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Contributions and Vesting - Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and shall be permitted as pre-tax contributions provided that they are within the calendar year dollar limit in effect for 401(k) contributions. The Company contributes an amount equal to 50% of the first 6% of contributing participants’ base compensation, subject to certain exceptions as described in the Plan. The participants' contributions, plus actual earnings thereon, are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions. Contributions are subject to limitations.

Effective October 1, 2000, certain employees of NJR Home Services Company, an affiliated company, who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. As of June 2008, the contribution is invested automatically in the Galliard Managed Income Fund and cannot be reallocated to other investments nor is it eligible for participant loans. Prior to June 2008, contributions were invested in the Union Bond and Trust Stable Value Fund The Company contributed $66,969 and $52,371 related to these employees for the Plan years ended December 31, 2008 and 2007, respectively and the amounts are included in employer contributions receivable in the Statement of Net Assets Available for Benefits.

Effective January 1, 2002, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year, may elect to contribute up to an additional $5,000 in pre-tax non-matchable contributions for both of the plan years ended December 31, 2008 and 2007.

Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Payment of Benefits - Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they become vested. Withdrawal of participants’ contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Participant Loans - The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A. (the Plan Directed Trustee) plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan. Interest rates range from 4.25% - 10% at December 31, 2008.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers eleven investment options for participants.

Forfeited Accounts - At December 31, 2008 and 2007, forfeited non-vested accounts totaled $13,877 and $29,357 respectively. Forfeited amounts are used to reduce employer contributions in the following year. During the years ended December 31, 2008 and 2007, employer contributions were reduced by $29,357 and $5,446, respectively from forfeited, non-vested accounts.

Employee Stock Ownership Plan Component (ESOP)

General - Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Plan Trustee in Company stock (NJR Common Stock). Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants’ respective shares of NJR Common Stock are 100% vested.

Payment of Benefits - Distributions to ESOP participants may be made in the case of separation of service or attainment of age 55 and completion of at least 10 years of participation, and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants will also be able to transfer all or part of their account balance to any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use that money for the allowable in-service withdrawals and plan loans.

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments for the years ended December 31:

	2008	2007
Dividend income	$811,260	$773,459
Net appreciation in fair value of investments	$4,259,889	$693,561

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. In accordance with FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans, the funds investments are reported at fair value in the Statements of Net Assets Available for Benefits, as well as the adjustment of the fully benefit responsive investment contracts from this value to contract value. The statement of changes available for benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility and liquidity. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Valuation of Investments - the assets of the Plan are stated at fair value in the Statements of Net Assets Available for Benefits and consist primarily of cash, mutual funds, collective investment trust funds, NJR common stock, and participant loans. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the Savings Component and ESOP are automatically reinvested unless the participant elects a distribution. Net appreciation/depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3.  FAIR VALUE MEASUREMENTS

Effective January 1, 2008 the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability. While not expanding the use of fair value, application of its provisions may change the measurement of fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements, but expanded disclosures about fair value measurements.

SFAS 157 also requires additional disclosures that are intended to convey the reliability of price inputs used to determine fair value. To facilitate this, SFAS 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on the source of the data used to develop the price inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are based on unobservable market data (Level 3). FAS 157 states that the quoted price, a Level 1 input, provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. The use of Level 2 or Level 3 inputs is generally not permitted when Level 1 inputs are available. A description of the levels within the hierarchy and applicability to the Plan’s assets are as follows:

Level 1
Fair Value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2
Fair Value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, other than quotable inputs.

Level 3
Fair Value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

Cash

Cash generally represents balances occurring primarily as a result of timing differences, including amounts payable to/receivable from brokers during the trade settlement process or cash that is being routed between participants and the Plan’s investment options.

Mutual Funds

The Plan’s mutual funds are open-ended public investment vehicles, consisting of equity or fixed income securities. Equity funds are valued at quoted market prices in active markets at year end, which represent the Net Asset Value (NAV) of shares held by the Plan. NAV per share for each fund is provided by the respective fund administrators and is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares outstanding. Fixed income funds are valued based on NAV quotes and adjusted for accrued interest.

Collective Investment Trusts

Current investments in common collective trusts include the Enhanced Stock Market Fund of Wachovia (“Wachovia fund”) and Galliard Managed Income Fund (Wells Fargo) (“Galliard fund”), which replaced the Union Bond and Trust Stable Value Fund.

Wachovia fund

The fair value or NAV of the Wachovia fund shares held by the Plan at year end was established by the trustee based on the fair value of the underlying assets. The values recorded in the Plan’s financial statements for the Wachovia fund were $5.6 million and $9.0 million at December 31, 2008 and December 31, 2007, respectively.

Galliard fund

The Galliard Fund is a stable value fund that invests in a series of guaranteed investment contracts (GIC’s) and synthetic GIC’s (collectively, the “contracts”), which are designed to provide a high level of return, consistent with providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market.

The GIC’s are issued by life insurance companies, banks and other financial institutions. Similarly, synthetic GIC’s are security backed contracts issued by financial institutions that provide market and cash flow risk protection for a portfolio of securities owned by the fund. The S&P and Moody’s credit ratings of the issuers of the contracts range from AA to AA- and Aaa to Aa3, respectively.

The fair value of the GIC’s is based on the present value of future cash flows using a current discount rate. The fair value of the security backed contracts is based on the values of the underlying securities and is adjusted for the present value of future contractual cash flows. Total net assets available for benefits are adjusted to reflect contract value, which represents the guaranteed amount of principal plus interest plan participants would receive upon withdrawal from the fund.

The Plan’s participant investment balances held in the Galliard fund had a fair value of approximately $15.8 million and a contract value, as provided by the fund, of $16.8 million as of December 31, 2008. During the 2007 plan year the plan’s stable value investment was the Union Bond and Trust Stable Value fund, which had a fair value and contract value of approximately $12.4 and $12.7 million respectively at December 31, 2007.

NJR Stock Funds

Participants can direct their contributions into an NJR stock fund. In addition, as noted above, the Plan’s ESOP, which is no longer available for participant contributions, holds NJR stock. Both are unitized funds which fluctuate directly with the value of the securities held in the fund. Net asset value per unit is primarily derived from NJR’s close prices as reported on a national securities exchange on the last business day of the plan year based on the unit equivalent number of shares. In addition, the stock fund and ESOP can include short-term investments of cash in a money market account.

Participant Loans

Participant loans are valued at the outstanding loan balances including accrued interest, which approximates fair value.

 Plan assets measured at fair value as of December 31, 2008 are summarized as follows:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(Thousands)	(Level 1)	(Level 2)	(Level 3)	Total
ASSETS:
Cash	$ 102	$ —	$ —	$ 102
Mutual funds	19,723	2,785	—	22,508
Collective investment trusts	—	20,492	—	20,492
NJR stock funds	—	35,950	—	35,950
Participant loans	—	—	2,653	2,653
Total assets at fair value	$19,825	$59,227	$2,653	$81,705

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

     A reconciliation of the beginning and ending balances of the Plan’s Level 3 assets as of December 31, 2008, is as follows:

Fair Value Measurements Using
Significant Unobservable Inputs
(Level 3)
(Thousands)	Participant Loans
Beginning balance – January 1, 2008	$2,501
Total gains (losses) realized and unrealized	—
Purchases, sales, issuances and settlements, net	152
Net transfers in and/or out of level 3	—
Ending balance - December 31, 2008	$2,653

4.  INVESTMENTS

The following investments represent five percent or more of the fair market value of the Plan’s net assets as of December 31, 2008 and 2007:

	2008	2007
NJR Common Stock ESOP*, 916,009 and 968,828 units, respectively	$27,645,612	$24,808,290
NJR Common Stock 401K Fund, 322,788 and 254,060 units, respectively	$8,304,411	$5,788,036
Galliard Managed Income Fund (Wells Fargo)**, 877,719 shares in 2008 ***	$14,893,192	—
Gartmore Morley Stable Value Fund**, 602,715 shares in 2007 ***	—	$12,500,678
Wachovia Bank, N.A. Enhanced Stock Market Fund, 83,636 and 85,298 shares, respectively	$5,598,653	$8,969,615
Vanguard Windsor II Fund, 144,889 and 140,089 shares, respectively	$4,914,627	$7,773,545
Fidelity Puritan Fund**, 397,790 and 292,133 shares, respectively	$5,195,141	$5,559,299
American Fund, 143,963 shares in 2007 ****	—	$6,422,200
Dodge & Cox Fund, 106,210 shares in 2007 ****	—	$4,887,793
      * Non-participant directed
    ** A portion of this investment is non-participant directed. See Note 5 for more information
  *** Galliard replaced Union Bond and Trust as of June 2008.
**** Balance at December 31, 2008 represented less than five percent of the Plan’s net assets

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common Trust Funds	$(3,714,679)	$618,912
Common Stock Funds	5,653,441	914,818
Fidelity Puritan Fund	(2,292,674)	(281,785)
T Rowe Price Small Cap Value Fund	(846,029)	(347,256)
Franklin Small Cap Growth Fund II	(785,656)	(288,299)
Galliard Managed Income Fund (Wells Fargo)	422,646	—
Wells Fargo Advantage Small Cap Growth Fund	35,906	—
Pimco Invt Mgmt Total Return	97,294	—
American Funds Capital World Growth and Income Fund	(2,497,804)	253,820
Union Bond and Trust Stable Value Fund	187,038	481,104
Harbor Capital Appreciation	(539,371)	120,235
Vanguard Windsor II Fund	(3,116,085)	(762,820)
Dodge & Cox International Stock	(2,567,717)	198,663
Net Depreciation/Appreciation	$(9,963,690)	$907,392

5.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments as of December 31, 2008 and 2007, and for the years ended December 31, 2008 and 2007 is as follows:
	2008	2007
Net assets:
NJR Common Stock ESOP	$27,645,612	$24,808,290
Galliard Managed Income Fund (Wells Fargo)	168,828	—
Union Bond and Trust Stable Value Fund	—	109,695
Fidelity Puritan Fund	16,882	23,863
Total non-participant directed investments	$27,831,322	$24,941,848

Changes in net assets:

NJR Common Stock ESOP
Net appreciation in fair value of investments	$ 5,071,149	$ 1,494,835
Benefits paid to participants	(1,309,277)	(1,679,036)
Transfers to participant-directed investments	(924,550)	(379,769)
Net change	2,837,322	(563,970)

NJR Common Stock ESOP – beginning of year	24,808,290	25,372,260

NJR Common Stock ESOP – end of year	$27,645,612	$24,808,290

Galliard Managed Income Fund (Wells Fargo)

Net appreciation in fair value of investments	$ 4,976	$ —
Administrative expenses	(51)	—
Employer contributions	52,371
Transfer from Union Bond and Trust Stable Value Fund	111,532	—
Net change	168,828	—

Galliard Managed Income Fund – beginning of year	—	—

Galliard Managed Income Fund – end of year	$168,828	$ —

Union Bond and Trust Stable Value Fund

Net appreciation in fair value of investments	$ 1,851	$ 1,614
Administrative expenses	(14)	(36)
Transfer to Galliard Managed Income Fund	(111,532)	21,425
Net change	(109,695)	23,003

Union Bond and Trust Stable Value Fund – beginning of year	109,695	86,692

Union Bond and Trust Stable Value Fund – end of year	$ —	$109,695

Fidelity Puritan Fund

Net appreciation in fair value of investments	$(6,975)	$ 150
Administrative expenses	(6)	(4)
Employer contributions	—	23,717
Net change	(6,981)	23,863

Fidelity Puritan Fund – beginning of year	23,863	—

Fidelity Puritan Fund – end of year	$16,882	$23,863

6.      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts, including unvested Company contributions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$82,701,110	$88,041,270
Less: Amounts due from employer per the financial statements	(66,969)	(52,371)
Less: Adjustments from contract value to fair value	(1,030,423)	(100,994)
Net assets available for benefits per Form 5500	$81,603,718	$87,887,905

	December 31,
	2008	2007
Contributions received from employer per the financial statements	$1,401,564	$1,308,008
Less: Contributions receivable from employer per the financial statements	(66,969)	(52,371)
Add: Contributions receivable from employer per the financial statements	52,371	45,142
Contributions received from employer per Form 5500	$1,386,966	$1,300,779

9.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia. Wachovia is the Plan Trustee and certain plan assets are invested in the Wachovia Common Trust Fund, the Plan also issues loans to participants, which are secured by the participants’ account balance. These transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustee amounted to $122,418 and $207,905 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held 1,238,797 units and 1,222,887 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $18,436,514 and $16,701,672, respectively. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $1,008,767 and $969,029, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

10.   SUBSEQUENT EVENT

Subsequent to December 31, 2008, the Plan was amended to raise the mandatory lump sum cash out limit from $3,500 to $5,000, effective March 11, 2009.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

	Banks	Cash	**	$ 101,732
*	NJR Common Stock 401(K) Fund	Common Stock	**	8,304,411
*	Wachovia Bank, N.A. Diversified Bond Group Trust	Common Trust Funds	**	—
*	Wachovia Bank, N.A. Enhanced Stock Market Fund	Common Trust Funds	**	5,598,653
	Galliard Managed Income Fund (Wells Fargo)	Common Trust Funds	**	14,724,364
	PimcoTotal Return Fund	Mutual Funds		2,785,447
	Fidelity Puritan Fund	Mutual Funds	**	5,178,259
	Wells Fargo Advantage Small Cap Growth Fund	Mutual Funds	**	1,038,327
	Harbor Capital Appreciation Fund	Mutual Funds	**	871,704
	T Rowe Price Small Cap Value Fund	Mutual Funds	**	1,736,960
	Vanguard Windsor II Fund	Mutual Funds	**	4,914,627
	American Funds Capital World Growth and Income Fund	Mutual Funds - International	**	3,465,561
	Dodge & Cox International Stock Fund	Mutual Funds - International	**	2,500,591
*	Various participants	Participant loans (maturing 2009-2017 at interest rates of 4.25%-10.0%)	**	2,653,492
*	NJR Common Stock ESOP	Common Stock	$10,785,745	27,645,612
	Galliard Managed Income Fund (Wells Fargo)	Common Trust Funds	168,828	168,828
	Fidelity Puritan Fund	Mutual Funds	16,882	16,882
			$10,971,455	$81,705,450
* Party-in-interest as defined by ERISA.
** Cost information is not required for participant-directed investment and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees’ Retirement Savings Plan

Date: June 29, 2009
By: /s/Deborah G. Zilai_____________________
Deborah G. Zilai
Plan Administrator

/s/ Glenn C. Lockwood_________________
Glenn C. Lockwood
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1 Consent of Independent Registered Public Accounting Firm – Parente Randolph LLC

23.2 Consent of Independent Registered Public Accounting Firm – Lazar Levine and Felix LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 33-52409 of New Jersey Resources Corporation on Form S-8, of our report dated June 29, 2009 appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees’ Retirement Savings Plan for the year ended December 31, 2008.

/s/ Parente Randolph, LLC
Morristown, New Jersey

June 29, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement No. 33-52409 of New Jersey Resources Corporation on Form S-8, of our report dated June 12, 2008 appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees’ Retirement Savings Plan for the year ended December 31, 2007.

/s/ Lazar Levine & Felix LLP
Morristown, New Jersey

June 29, 2009